CESP Companhia Energética de São Paulo

Data Ref. CESP

02 APR -9 AM 9:51

São Paulo, April 2, 2002 CT/FFM/577/2002

02028309

SUPPL

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
USA

Re: Submission Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934
For CESP – Companhia Energética de São Paulo
(82-3691)

Gentleman/Madam:

We are furnishing this letter pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

We also inform you that the Extraordinary General Shareholders´ Meeting of this Company held on April 2, 2002 approved the following:

a) The public issue of debentures in the amount of R$ 450 million;
b) The Financial Directorate and Investor Relations to make the necessary steps for this public issue.

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

Very truly yours,

Vicente K. Okazaki
Chief Financial Officer and Investor Relations

Al. Min. Rocha de Azevedo, 25
01410 – 900 São Paulo – SP
Telefone PABX: (0XX11) 252 3611
Fax : (0XX11) 3258 2445
E- mail : inform@cesp.com.br
Datatexto: 01131930CESP BR